Exhibit 99.1

Dr. Reddy's Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills

Hyderabad – 500 034, Telangana, India

CIN: L85195TG1984PLC004507

Tel:       + 91 40 4900 2900

Fax:     + 91 40 4900 2999

Email: mail@drreddys.com

Web:   www.drreddys.com

November 14, 2025

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Ref: Disclosure under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

This is to inform you that the United States Food & Drug Administration (USFDA) today completed a GMP inspection at our API facility (CTO-SEZ) in Srikakulam, Andhra Pradesh. The inspection, carried out between 10th November and 14th November, 2025, has been concluded with zero observations.

This is for your information and record.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR